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06002566

SECU....SSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48058

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/05___ AND ENDING ___12/31/05___

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sterling Smith Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

___4326 A Scotland Street___

(No. and Street)

___Houston___   ___Texas___   ___77007___

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

___Sterling Smith___   ___713-861-6500___

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___Easley, Endres, Parkhill & Brackendorff, P.C.___

(Name – *if individual, state last, first, middle name*)

___1333 West Loop South, Suite 1400___   ___Houston___   ___Texas___   ___77027___

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, <u>Sterling Smith</u> , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of <u>Sterling Smith Corporation</u> , as of <u>December 31</u> , 20 <u>05</u> , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

<u>None</u>

DIANNE E. PEARSON
Notary Public, State of Texas
My Commission Expires
March 13, 2007

_____
Signature

President
_____
Title

_____
Notary Public

State of Texas
County of Harris

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.   (Cash Flows)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X   Report on Internal Control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

STERLING SMITH CORPORATION

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

DECEMBER 31, 2005

CONTENTS



INDEPENDENT AUDITORS' REPORT

February 1, 2006

Board of Directors
STERLING SMITH CORPORATION
Houston, Texas

We have audited the accompanying statement of financial condition of STERLING SMITH CORPORATION as of December 31, 2005 and the related statements of income, stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of STERLING SMITH CORPORATION at December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Easley, Endres, Parkhill
& Brackendorff, P.C.

1333 West Loop South
Suite 1400
Houston, TX 77027
Phone: 713.622.0016
Fax: 713.622.5527

STERLING SMITH CORPORATION

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

ASSETS

Cash and cash equivalents	$	555,583
Accounts receivable, commissions		12,803
Securities, at market value		2,352,889
Total assets	$	2,921,275

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Accounts payable	$	3,665
Stockholder's equity		
Common stock with par value of $.01 per share, 50,000,000 shares authorized, 100,000 issued and outstanding		1,000
Additional paid-in capital		212,000
Retained earnings		2,704,610
Total stockholder's equity		2,917,610
Total liabilities and stockholder's equity	$	2,921,275

The accompanying notes are an integral
part of the financial statements.

STERLING SMITH CORPORATION

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2005

REVENUES

Commissions	$	11,171
Gains on firm securities trading		4,186,141
Interest		401,218
Total revenues		4,598,530

EXPENSES

Commissions and associate fees	3,694,724
Office and other operating expenses	262,139
Total operating expenses	3,956,863
NET INCOME	$ 641,667

STERLING SMITH CORPORATION

STATEMENT OF STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2005

	Common Stock	Additional Paid in Capital	Retained Earnings	Total
Balance, December 31, 2004	$ 1,000	$ 212,000	$ 2,242,013	$ 2,455,013
Dividends paid to stockholder			(179,070)	(179,070)
Net income			641,667	641,667
Balance, December 31, 2004	$ 1,000	$ 212,000	$ 2,704,610	$ 2,917,610

The accompanying notes are an integral
part of the financial statements.

STERLING SMITH CORPORATION

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	641,667
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in working capital:		
(Increase) decrease in cash related to changes in assets:		
Accounts receivable and deposits		(543)
Trading securities		(1,724,730)
Increase (decrease) in cash related to changes in liabilities:		
Accounts payable		170
NET CASH PROVIDED BY OPERATING ACTIVITIES		(1,083,436)
CASH FLOWS FROM INVESTING ACTIVITIES		-0-
CASH FLOWS FROM FINANCING ACTIVITIES		
Dividends to stockholder		(179,070)
NET DECREASE IN CASH AND CASH EQUIVALENTS		(1,262,506)
CASH AND CASH EQUIVALENTS, Beginning of year		1,818,089
CASH AND CASH EQUIVALENTS, End of year	$	555,583
INTEREST PAID	$	-0-
TAXES PAID	$	-0-

The accompanying notes are an integral
part of the financial statements.

NOTE 1:   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

STERLING SMITH CORPORATION, a Texas corporation, (the "Company"), was formed on January 25, 1995. The Company was formed for the purpose of conducting business as a broker/dealer in securities.

The Company was approved by the Securities and Exchange Commission ("SEC") as a broker/dealer in securities under the Securities Exchange Act of 1934 on March 1, 1995. The Company was approved as a member of the National Association of Securities Dealers ("NASD") on March 13, 1995. The Company clears its proprietary and customer transactions through another broker-dealer on a fully disclosed basis.

Cash and Cash Equivalents

For the purposes of the statement of cash flows, the Company considers cash and highly liquid investments with maturities of three months or less when purchased to be cash and cash equivalents.

Marketable Securities

Marketable securities owned and on deposit with the Company's clearing broker are recorded at market value based on quoted market prices as of the balance sheet date. The difference between cost and market value is included in income.

Securities Transactions

Proprietary securities transactions are recorded on a trade date basis. Profit and losses arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Accounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded in the statement of financial condition.

Marketable securities, including derivative financial instruments, are recorded at market value based on the closing price on nationally traded exchanges at the balance sheet date. Securities not readily marketable are valued at fair value as determined by management. As of year end, there were no positions open on derivative financial instruments.

NOTE 1:   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (*Continued*)

Revenue Recognition

The Company's revenues are earned primarily from the sale of trading securities to customers. Revenues are recognized as securities are sold, on a trade date basis. The Company's revenue from brokerage commissions is recorded on the settlement date.

Income Taxes

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the stockholder is liable individually for federal income taxes arising from the Company's income. Accordingly, no provision has been made for federal income tax in the accompanying financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of support and revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2:   FEES PAID TO AFFILIATE

The Company pays an office service fee to an affiliated corporation commonly owned by the stockholder. The office service fees paid for the year ended December 31, 2005 were $258,250.

NOTE 3:   NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital of $100,000 (including subordinated indebtedness) and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company is currently in compliance with these requirements.

NOTE 4:   SECURITIES

The Company's marketable securities (bonds, at fair value) are as follows:

Description	Fair Value
Protective Life, $100,000 par value, due November 10, 2014	$ 94,642
US Treasury Bill, $ 550,000 par value, due January 5, 2006	549,898
Federal National Mtg Assn, $ 100,000 par value, due July 28, 2015	98,596
General Motors Acceptance Corp., $ 100,000 par value, due July 15, 2007	90,921
Hartford Life, $ 150,000 par value, due March 15, 2008	144,617
Morgan Stanley Group, Inc., $ 100,000 par value, due November 1, 2013	100,461
SLM Corp, $ 75,000 par value, due March 1, 2014	73,534
Lehman Bros Holdings, Inc., $ 100,000 par value, due May 12, 2014	97,658
John Hancock Life Ins. Co., $ 200,000 par value, due May 15, 2014	196,704
John Hancock Life Ins. Co., $ 50,000 par value, due May 15, 2014	49,529
Protective Life, $ 100,000 par value, due August 10, 2014	97,397
Lehman Brothers Holdings Inc., $ 100,000 par value, due November 1, 2014	96,799
Allstate Life Global FDG, $ 300,000 par value, due November 25, 2016	289,533
ABN AMRO BK London, $ 200,000 par value, due January 21, 2020	188,800
ABN AMRO BK London, $ 200,000 par value, due February 15, 2020	183,800
Total fixed income securities	$ 2,352,889
Less than one year	$ 549,898
More than one year and less than ten years	1,140,858
Over ten years	662,133
Total maturities	$ 2,352,889

NOTE 5:   CONCENTRATIONS

The Company's business consists primarily of trading fixed income securities of non-U.S. issuers, which generally have higher yields than U.S. issuers. Management believes that current economic conditions are conducive for continued demand for these securities and the Company's services.

The Company engages in trading and maintains securities in which counter-parties include other broker-dealers and financial institutions. In the event the counter-parties do not fulfill their obligations, the Company may be exposed to certain risks. It is the policy of the Company to consider the creditworthiness of each counter-party, as necessary.

SUPPLEMENTAL INFORMATION



EASLEY, ENDRES, PARKHILL
& BRACKENDORFF, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

<u>INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTAL INFORMATION REQUIRED</u>

<u>BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION</u>

February 1, 2006

Board of Directors
STERLING SMITH CORPORATION
Houston, Texas

We have audited the accompanying financial statements of STERLING SMITH CORPORATION as of and for the year ended December 31, 2005, and have issued our report thereon dated February 1, 2006. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in page 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Easley, Endres, Parkhill
& Brackendorff, P.C.

1333 West Loop South
Suite 1400
Houston, TX 77027
Phone: 713.622.0016
Fax: 713.622.5527

STERLING SMITH CORPORATION

COMPUTATION OF NET CAPITAL

DECEMBER 31, 2005

Net capital computation:

Stockholder's equity	$ 2,917,610
Haircuts on marketable securities, including concentrations	(265,639)
Net capital pursuant to SEC Rule 15c3-1	2,651,971
Net capital required	(100,000)
Excess capital	$ 2,551,971

Net capital required based on leverage:

Aggregate indebtedness	$ 3,665
Total capital required based on 6 2/3% of liabilities	$ 244

Under its current agreement with the NASD, the Company is required to maintain net capital of $100,000.

STATEMENT PURSUANT TO PARAGRAPH (d)(4) OF RULE 17a-5

There is no difference between this computation of net capital pursuant to Rule 15c3-1 and the corresponding computation prepared by Sterling Smith Corporation and included in the Company's unaudited Part II A Focus report filing as of December 31, 2005.

STATEMENT OF OMITTED SUPPLEMENTAL DATA

The Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 and the Information Relating to Possession or Control Requirements Under Rule 15c3-3 have been omitted because Sterling Smith Corporation is exempt from the requirements of Rule 15c3-3 under condition (k)(2)(ii). The conditions of the exemption were being complied with as of December 31, 2005 and no facts came to our attention to indicate that the exemption had not been complied with during the fiscal year ended December 31, 2005.

See accompanying auditors' report.



EASLEY, ENDRES, PARKHILL
& BRACKENDORFF, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

INDEPENDENT AUDITORS' REPORT ON THE INTERNAL CONTROL STRUCTURE

February 1, 2006

Mr. Sterling Smith
STERLING SMITH CORPORATION
Houston, Texas

In planning and performing our audit of the financial statements and supplemental schedules of STERLING SMITH CORPORATION (the "Company") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and

1333 West Loop South
Suite 1400
Houston, TX 77027
Phone: 713.622.0016
Fax: 713.622.5527

procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, NASD, and other regulatory agencies that rely on rule 17a-5(g) under the securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than the specified parties.

Easley, Endres, Parkhill & Brackendorff, P.C.